Exhibit (g)(34)
Form of
LETTER AGREEMENT
February 8, 2013
Steven Bennett, Esq.
State Street Bank and Trust Company
Global Investor Services Group
2 Avenue de Lafayette LCC/2S
Boston, Massachusetts 02111
Dear Mr. Bennett:
Please be advised that Janus Investment Fund (the “Trust”) has established Perkins International Value Fund, as a new series of the Trust, effective on or about April 1, 2013. Pursuant to the existing Amended and Restated Custodian Contract between the Trust and State Street Bank and Trust Company (“State Street”), the Trust requests confirmation that State Street will act as custodian for this new series under the terms of the contract.
Please indicate your acceptance of the foregoing by executing two copies of this Letter Agreement, returning one copy to the Trust and retaining one copy for your records.

JANUS INVESTMENT FUND

By:
Stephanie Grauerholz-Lofton
Vice President, Chief Legal Counsel and Secretary

STATE STREET BANK AND TRUST COMPANY

By:

Agreed to this ____ day of ______ 2013